                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For February 8, 2005
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

     36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   X           Form 40-F
                       -----                   -----

         Indicate  by  check  mark if the  registrant  is  submitting  the  Form
6-K in paper  as  permitted  by  Regulation  S-T Rule 101(b)(1):
                                                                -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

              Yes                            No   X
                  -----                         -----

This Form 6-K consists of:

"At the request of the TSX Venture Exchange, the Company retracts certain statements and further clarifies the Press Release dated February 3, 2005.

Northwestern Mineral Ventures Inc. (TSX-V: NWT) retracts the statement
"Conceptual Study for Picachos, details mineral resource and reserve estimates."
At this time there is no data on which to base an estimate of resources or reserves for this property.

The Company provides the following clarification about the exploration target reported:

WGM examined various deposits in Durango State within the Sierra Madre region that are believed to offer comparable geology to Northwestern's Picachos area.
The property is located within the gold-silver district spanning 1,600 kilometres from near the northern U.S. border to the Pachuca deposit just north of Mexico City.

Most of the regional deposits and mineralization on the property are hosted within a Late Eocene volcanic complex, specifically within caldera structures.
Mineralization is of the low sulphidation epithermal type occurring in structurally controlled veins and brecciated zones within hydrothermally altered tuffs and ignimbrites. The previous operator, Camargo, had sampled 10 historical mineralized areas, many consisting of multiple showings of Ag-Au and
Ag-Pb-Zn-Cu-(Au) mineralization. Based on the results of more than 190 soil, stream and rock samples reported by Camargo and 10 characterization samples collected by WGM from six of these sites, WGM is of the opinion that the
Picachos area has the potential to host an economically significant silver-gold deposit.

Gold and silver mineralization is widespread in the Picachos property as indicated by numerous old mine workings (an area of more than 50 km(2)) and geochemical rock sampling by Camargo which reportedly gave average metal values in the caldera structure of 0.9 g Au/t and 98 g Ag/t and a Ag:Au ratio in the order of 200:1 to 275:1. Research by Clarke and Titley (1988) in the Tayoltita
mine area about 40 km north from Picachos, in the same geological setting indicated that the higher Ag:Au ratios were characteristic of the top of the epithermal boiling zone and showed that the Ag:Au ratios at Tayoltita were considerably lower indicating the possibility that the mineralization at
Picachos was near the top of the epithermal zone. Sampling by Camargo of the
Breccia Madre in the upper stope at El Pino mine gave an average grade of 462 g
Ag/t and 2.6 g Au/t across 5.2 m. Sampling by WGM, in the same upper stope, gave
722 g Ag/t and 2.78 g Au/t over 2 m. At the El Toro mine, some 800 m lower in elevation and approximately 5 km to the southwest sampling by Camargo gave 761 g
Ag/t and 1.8 g Au/t across 1.8 m with a WGM sample in the same area over 1.5 m gave 250 g Ag/t and 0.39 g Au/t.

WGM postulates, based on the known mineralization on the property and based, on other regional producers, whose deposits range from 1.2-97 million tonnes, that the Picachos property has an exploration target with the potential to host a deposit in the order of 10 to 20 million tonnes with metal grades in the order of 200 to 500 g Ag per tonne and 1.0 to 3.0 g Au per tonne. The potential quantity and grade is conceptual in nature. There has not been sufficient exploration on the property to define a mineral resource and that it is uncertain if further exploration will result in discovery of a mineral resource on the property.

Northwestern announces the filing of its Conceptual Study for the Picachos property on SEDAR. The report, entitled "A Conceptual Study of the Picachos
Silver-Gold-Base Metals Prospects, Western Durango State, Mexico" dated 14
January, 2005, was prepared by Watts, Griffis and McOuat Limited ("WGM") of
Toronto. The Conceptual Study is a key document prepared for and used by
Northwestern's management team to warrant and determine the optimal exploration strategy for its Picachos property, located in Durango State, Mexico.

In a previously filed 43-101 report for the Picachos property, WGM concluded that ongoing exploration is warranted and proposed a work program budget in excess of CDN $500,000.

The WGM Conceptual report was prepared by Al Workman, P.Geo., and Ross
MacFarlane, P.Eng. Mr. Workman is Senior Geologist and Vice-President of WGM,
and a qualified person as defined by National Instrument 43-101. Mr. MacFarlane is a Senior Associate Metallurgical Engineer for WGM who is also a qualified person having visited all of the major producers in the San Dimas mining district of western Durango State. Please refer to the Conceptual Study on SEDAR for further information on the Picachos property. All of the disclosure in this press release is based upon the aforementioned Conceptual Study, and the information by Al Workman.

WGM Senior Geologist, Velasquez Spring, P.Eng., a qualified person has reviewed the technical information contained in this press release."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Northwestern Mineral Ventures Inc.

                                            By: /s/ Kabir Ahmed
                                            -------------------
                                                Kabir Ahmed
                                                President

Date: February 8, 2005